SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
SCHEDULE 13D
(RULE 13D - 101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
(Amendment No. 1)*
Freedom Leaf Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
35640T108
(CUSIP Number)

Jonathan Ain, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
Tel: (212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 31, 2019
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Merida Capital Partners II LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 17,000,000 (1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 17,000,000 (1)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,000,000 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X](1)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5% (2)
14.	TYPE OF REPORTING PERSON PN

(1)
Does not include Merida Capital Partners II LP’s warrants to purchase up to 34,000,000 shares of Common Stock of the Issuer, as disclosed in Item 4. Pursuant to the terms of the warrants, such warrants are not exercisable to the extent that, if exercised by Merida Capital Partners II LP, Merida Capital Partners II LP or any of its affiliates would beneficially own in excess of 4.90% of the outstanding shares of Common Stock.

(2)	Based on 309,599,848 shares of Common Stock outstanding as of May 31, 2019, upon information and belief from the Chairman of the Board of Directors of the Issuer.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Merida Manager II LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 17,000,000 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 17,000,000 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,000,000 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X](1)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5% (2)
14.	TYPE OF REPORTING PERSON OO

(1)
Does not include Merida Capital Partners II LP’s warrants to purchase up to 34,000,000 shares of Common Stock of the Issuer, as disclosed in Item 4. Pursuant to the terms of the warrants, such warrants are not exercisable to the extent that, if exercised by Merida Capital Partners II LP, Merida Capital Partners II LP or any of its affiliates would beneficially own in excess of 4.90% of the outstanding shares of Common Stock.

(2)	Based on 309,599,848 shares of Common Stock outstanding as of May 31, 2019, upon information and belief from the Chairman of the Board of Directors of the Issuer.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Merida Advisor, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 17,000,000 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 17,000,000 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,000,000 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X](1)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5% (2)
14.	TYPE OF REPORTING PERSON IA

(1)
Does not include Merida Capital Partners II LP’s warrants to purchase up to 34,000,000 shares of Common Stock of the Issuer, as disclosed in Item 4. Pursuant to the terms of the warrants, such warrants are not exercisable to the extent that, if exercised by Merida Capital Partners II LP, Merida Capital Partners II LP or any of its affiliates would beneficially own in excess of 4.90% of the outstanding shares of Common Stock.

(2)	Based on 309,599,848 shares of Common Stock outstanding as of May 31, 2019, upon information and belief from the Chairman of the Board of Directors of the Issuer.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mitchell Baruchowitz
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 17,000,000 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 17,000,000 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,000,000 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X](1)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5% (2)
14.	TYPE OF REPORTING PERSON IN

(1)
Does not include Merida Capital Partners II LP’s warrants to purchase up to 34,000,000 shares of Common Stock of the Issuer, as disclosed in Item 4. Pursuant to the terms of the warrants, such warrants are not exercisable to the extent that, if exercised by Merida Capital Partners II LP, Merida Capital Partners II LP or any of its affiliates would beneficially own in excess of 4.90% of the outstanding shares of Common Stock.

(2)	Based on 309,599,848 shares of Common Stock outstanding as of May 31, 2019 upon information and belief from the Chairman of the Board of Directors of the Issuer.

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (this “Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.
Item 4.	Purpose of Transaction.
Item 4 of the Schedule 13D is hereby amended to add the following:
In connection with that certain Membership Interest Purchase Agreement by and among the Issuer, Carlos Frias, Ngoc Quang (Daniel) Nguyen, Alex Frias, and Chris Fagan (the “Purchase Agreement”), effective as of May 31, 2019, Merida Partners, Clifford J. Perry, Raymond Medeiros, Richard Cowan, Carlos Frias, Daniel Nguyen and Alex Frias entered into a Voting Agreement (the “Voting Agreement”).  Pursuant to the terms of the Voting Agreement, the parties agreed to vote their respective shares of capital stock of the Issuer in favor of a Board of Directors (the “Board”) comprised of six persons, including two persons appointed by Merida Partners, two persons appointed by Carlos Frias, Daniel Nguyen and Alex Frias, and two persons appointed by Clifford J. Perry and Raymond Medeiros.  The foregoing description of the Voting Agreement is qualified in its entirety by reference to the Voting Agreement, which is attached as Exhibit 99.5
Item 5.	Interest in Securities of the Issuer.
Subsection (a) of Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:
(a) The aggregate percentage of Shares reported owned by each person named herein is based upon 309,599,848 shares of Common Stock outstanding as of May 31, 2019, upon information and belief from the Chairman of the Board of Directors of the Issuer.
As of the date hereof, Merida Partners beneficially owned 17,000,000 Shares, which excludes 34,000,000 shares of Common Stock issuable upon the exercise of the Warrant and the Bonus Warrant, constituting approximately 5.5% of the shares of Common Stock outstanding. By virtue of their respective relationships with Merida Partners discussed in further detail in Item 2, each of Merida GP, Merida Advisor and Mr. Baruchowitz may be deemed to beneficially own the Shares owned directly by Merida Partners. Each of Merida GP, Merida Advisor, and Mitchell Baruchowitz disclaim beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.
Each of the Reporting Persons may be deemed to beneficially own shares of Common Stock underlying the Warrant and Bonus Warrant, which are currently exercisable as of the date hereof. The Warrant and the Bonus Warrant contain restrictions on exercise such that they may not be exercised if the number of shares of Common Stock to be issued pursuant to such exercise or conversion would result in the holder beneficially owning (as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules thereunder (“Section 13(d)”)) in excess of 4.90% of all of the Common Stock outstanding at such time (the “Ownership Limitation”). Merida Partners, Merida GP, Merida Advisor and Mr. Baruchowitz each disclaims beneficial ownership of any and all shares of Common Stock issuable upon the exercise of the Warrant and/or Bonus Warrant to the extent that such exercise would cause Merida Partners’, Merida GP’s, Merida Advisor’s and/or Mr. Baruchowitz’s, as applicable, aggregate beneficial ownership to exceed or remain above the Ownership Limitation.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Item 6 of the Schedule 13D is hereby amended to add the following:
Effective as of May 31, 2019, Merida Partners entered into the Voting Agreement as defined and described in Item 4 above.
On May 31, 2019, Merida Partners, JM10-FFF and the Issuer entered into that certain Amendment No. 1 to Securities Purchase Agreement (“Amendment No. 1 to Securities Purchase Agreement”) to amend and restate certain provisions regarding the Issuer’s mandatory conversion right of its Series A Preferred Stock. The foregoing description of the Amendment No. 1 to Securities Purchase Agreement is qualified in its entirety by reference to the Amendment No. 1 to Securities Purchase Agreement, which is attached as Exhibit 99.6
Item 7.	Material to be Filed as Exhibits.
Exhibit 99.5
Voting Agreement, dated as of May 31, 2019, by and among, Merida Capital Partners II LP, Clifford J. Perry, Raymond Medeiros, Richard Cowan, Carlos Frias, Daniel Nguyen and Alex Frias (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K, filed with the Securities and Exchange Commission on June 4, 2019).

Exhibit 99.6
Amendment No. 1 to Securities Purchase Agreement, dated as of May 31, 2019, by and among Merida Capital Partners II LP, JM10-FFF and Freedom Leaf Inc. (incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K, filed with the Securities and Exchange Commission on June 4, 2019).

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.
Dated:  June 4, 2019

MERIDA CAPITAL PARTNERS II LP

By:	MERIDA MANAGER II LLC, its general partner

By:	/s/ Mitchell Baruchowitz
	Name:	Mitchell Baruchowitz
	Title:	Manager

MERIDA MANAGER II LLC

By:	/s/ Mitchell Baruchowitz
	Name:	Mitchell Baruchowitz
	Title:	Manager

MERIDA ADVISOR, LLC

By:	/s/ Mitchell Baruchowitz
	Name:	Mitchell Baruchowitz
	Title:	Manager

By:	/s/ Mitchell Baruchowitz
MITCHELL BARUCHOWITZ